Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

November 19, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,058637

WESTERN WIND CLOSES US$25,000,000 TERM LOAN FACILITY

Vancouver, BC – November 19, 2012 - Western Wind Energy Corp. - (the “Company” or Western Wind) has closed a term loan facility with an institutional lender (the “Lender”) to borrow, through its wholly-owned subsidiary Western Wind Energy US Corporation (“Western Wind US”), the aggregate sum of US$25,000,000. The term loan is structured in two parts, with the first draw of $15,000,000 being available immediately for repayment of the Company’s existing corporate bridge financing, transaction costs, arranging and lending fees, reserve accounts, and is secured by future Windstar cash distributions. The second commitment of $10,000,000 would be available to fund the Company’s Yabucoa equity contribution and or the repayment of the REC promissory note to the Yabucoa solar project and to facilitate financial close of project financing, and will be secured by future Yabucoa cash distributions. The term of the loan will be for five (5) years and will bear interest at a base rate of 10.5% per annum plus a variable London Interbank Market rate, which taken altogether including an interest rate hedge, will not exceed a total of 11.5% for the term of the loan. The Yabucoa commitment under the corporate loan agreement expires May 16, 2013 and a commitment interest rate of 4% is charged on the undrawn amount. The loan can be repaid at anytime.

As consideration for advancing the loan, the Company will issue to the Lender an aggregate of 400,000 share purchase warrants (the “Lender’s Warrants”). Each Lender’s Warrant shall entitle the holder to acquire one additional common share in the capital of the Company at a price of $2.50 per share for a period of five (5) years after the date the Lender’s Warrants are issued.

An arrangement fee of 3% of the facility is payable in connection with the transaction, in addition to annual agency fee payments of $50,000.

The hold period for the Lender’s Warrants and any shares issued upon exercise of the warrants will expire on March 16, 2013.

Western Wind is pleased to complete the above milestone which was stated in its July 30, 2012 News Release as a milestone required prior to the sale of the company. This loan facility retires expensive debt and furnishes extra equity to help complete the Yabucoa financing. The company is pleased with the results so far in the selling process and will release information in due course as permitted by our Advisors.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that wholly owns and operates wind and solar generating facilities with 165 net MW of rated capacity in production in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the US. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Winds trades on the TSX Venture Exchange under the symbol “WND” and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy-generating facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5 MW Windridge facilities in Tehachapi, and the 30 MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5 MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Telephone: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FROWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “potential”, “estimates”, “projects” and similar expressions, or that events or conditions “will” “should”, “would”, “may” or “could”, occur. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Western Wind’s management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.